ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 5, 2018

AllianzGI Convertible & Income Fund II

1633 Broadway

New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to AllianzGI Convertible & Income Fund II (the “Fund”) in connection with the registration statement of the Fund on Form N-2 under the Securities Act of 1933 (file no. 333-225290) and the Investment Company Act of 1940 (file no. 811-21338) (the “Registration Statement”), each as amended, with respect to certain of its shares (the “Cumulative Preferred Shares”) of its preferred shares of beneficial interest, par value of $0.00001 per share, having an aggregate offering price of up to $254,000,000. The Cumulative Preferred Shares are to be sold pursuant to an Underwriting Agreement substantially in the form filed as an exhibit to the Registration Statement (the “Underwriting Agreement”) among the Fund, Allianz Global Investors U.S. LLC, Wells Fargo Securities, LLC, RBC Capital Markets, LLC and the other underwriters party thereto.

We have examined the Fund’s Second Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Declaration of Trust”), and the Fund’s Eighth Amended and Restated Bylaws, and are familiar with the actions taken by the Fund in connection with the issuance and sale of the Cumulative Preferred Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. The Fund is a duly organized and validly existing unincorporated voluntary association with transferable shares under and by virtue of the laws of The Commonwealth of Massachusetts.

2. The Cumulative Preferred Shares have been duly authorized and, when issued and paid for in accordance with the Underwriting Agreement, will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Fund.

The Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder should be limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Cumulative Preferred Shares for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm under the caption “Legal Matters” in the prospectus, contained in the Registration Statement.

Very truly yours,
/s/ Ropes & Gray LLP
Ropes & Gray LLP